UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________________________________________________________________
FORM SD
SPECIALIZED DISCLOSURE REPORT

NOVA Chemicals Corporation
(Exact name of the registrant as specified in its charter)

New Brunswick, Canada	1-3064	Not Applicable
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1000 7th Avenue S.W., Calgary, Alberta, Canada		T2P 5L5
(Address of principal executive offices)		(Zip code)

Todd D. Karran		403-750-3600
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

✓	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

SECTION 1 - CONFLICT MINERALS DISCLOSURE
Item 1.01    Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure - Reasonable Country of Origin Inquiry

(a)    NOVA Chemicals Corporation (“NOVA Chemicals”) is a plastics and chemical company whose products are used in a wide variety of applications, including food and electronics packaging, industrial materials, appliances and a variety of consumer goods.

The Securities and Exchange Commission defines conflict minerals as columbite-tantalite (coltan), cassiterite, gold, wolframite, or their derivatives, which are limited to tantalum, tin, and tungsten (“Conflict Minerals”). NOVA Chemicals has determined that certain grades of its expandable polystyrene resins (the “EPS Grades”) contain a minor amount of a tin compound. This tin compound is necessary to produce the EPS Grades but is not necessary for the functionality of the EPS Grades. Other than the above noted tin compound, NOVA Chemicals does not believe any of its other products manufactured (or contracted by NOVA Chemicals to be manufactured) and sold in 2013 contained any Conflict Minerals.

(b)    From its purchasing records, NOVA Chemicals determined that the tin compound noted above was purchased from a single supplier. For calendar year 2013, NOVA Chemicals conducted in good faith a reasonable country of origin inquiry that was reasonably designed to determine whether the tin compound used in the EPS Grades originated in the Democratic Republic of Congo or an adjoining country (“Covered Country”) or is from recycled or scrap sources. This inquiry included communications with NOVA Chemicals’ sole supplier of the tin compound, which resulted in the supplier’s issuance to NOVA Chemicals of a certification that, based on everything the supplier was able to reasonably determine, none of its tin supplies come from a Covered Country. Moreover the supplier confirmed that it has implemented sourcing policies designed to ensure that its tin-based products are “conflict free”.

Based on the reasonable country of origin inquiry described above, NOVA Chemicals has no reason to believe that its necessary Conflict Minerals may have originated in a Covered Country. Consequently, NOVA Chemicals is not including a conflict minerals report as part of this submission.

This Specialized Disclosure Form is being posted to the publicly available Internet site (http://www.novachem.com/ExWeb Documents/responsible-care/ConflictMineralsDisclousure.pdf) upon the filing of this Form SD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOVA Chemicals Corporation

/s/ Todd D. Karran
Todd D. Karran
Acting Chief Executive Officer, Senior Vice President and Chief Financial Officer

June 2, 2014

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